October 3, 2019
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: William H. Thompson
Accounting Branch Chief
Office of Consumer Products

Re: Energy Transfer LP
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 22, 2019
File No. 1-32740

This letter sets forth the responses of Energy Transfer LP (“ET”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 23, 2019 with respect to ET’s Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

Staff Comments
Form 10-K filed February 22, 2019
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 79

1.
We refer to your presentation of Total Segment Adjusted EBITDA on pages 79 and 90 and note that you have not included a discussion or analysis of this consolidated measure or Adjusted EBITDA. Please revise to delete the reconciliations on these pages that are identical to and provided in your segment footnote to comply with ASC 280.

Response: We acknowledge the Staff’s comment and respectfully note that we believe the consolidated results table and related discussion and analysis provides important information for readers of ET’s periodic reports. Although we have analyzed Segment Adjusted EBITDA in the segment operating results section, the consolidated results section provides discussion of the other amounts that significantly affect ET’s net income. Rather than delete the reconciliation in the consolidated results section, we propose to include in future filings a discussion of consolidated Adjusted EBITDA. To clarify, the segment operating results section would remain as currently organized, with separate discussion and analysis for each reportable segment, but we would add discussion of ET's consolidated Adjusted EBITDA in the consolidated results section. We believe that such consolidated discussion would be useful to investors, as it would be focused on the key drivers that affect the consolidated results. For example, we would add discussion similar to the following for the comparison of the years ended December 31, 2018 and 2017:
Adjusted EBITDA. For the year ended December 31, 2018 compared to the prior year, Adjusted EBITDA increased approximately $2.2 billion, or 30%. The increase was primarily due to the impact of multiple revenue-generating assets being placed in service and recent acquisitions, as well as increased demand for services on existing assets. The impact of new assets and acquisitions was approximately $1.2 billion, of which the largest increases were from the Bakken pipeline (a $546 million impact to the crude oil transportation and services segment), the Rover pipeline (a $359 million impact to the interstate transportation and storage segment) and the acquisition of USAC (a net impact of $191 million among the investment in USAC and all other segments). The remainder of the increase in Adjusted EBITDA was primarily due to stronger demand on existing assets, particularly due to increased production in the Permian, which impacted multiple segments. Additional discussion of these and other factors affecting Adjusted EBITDA is included in the analysis of Segment Adjusted EBITDA in the “Segment Operating Results” section below.

In addition, we would also include a statement disclosing the reasons why management believes the presentation of consolidated Adjusted EBITDA provides useful information to investors, such as the following:
Adjusted EBITDA is a non-GAAP financial measure used by industry analysts, investors, lenders and rating agencies to assess the financial performance and the operating results of ET’s fundamental business activities and should not be considered in isolation or as a substitute for net income or other GAAP measures. There are material limitations to using measures such as Adjusted EBITDA, including the difficulty associated with using it as the sole measure to compare the results of one company to another, and the inability to analyze certain significant items that directly affect a company’s net income or loss. In addition, our calculation of Adjusted EBITDA may not be consistent with similarly titled measures of other companies and should be viewed in conjunction with measurements that are computed in accordance with GAAP.

2.
We refer to your presentations of Total Segment Margin on pages 82 and 93 and note that you have not included a discussion or analysis of this consolidated measure. Please revise to delete the reconciliations of the consolidated measure and revise to reconcile each measure of Segment Margin to its most directly comparable GAAP measure.

Response: We acknowledge the Staff’s comment and will exclude the referenced reconciliations from future filings. With respect to the Staff’s comment about reconciling each measure of Segment Margin to its most directly comparable GAAP measure, we report Segment Adjusted EBITDA as ET’s measure of segment performance in accordance with ASC 280. Accordingly, we believe that Segment Adjusted EBITDA is the most directly comparable GAAP measure. While Segment Margin is already reconciled to Segment Adjusted EBITDA for each reportable segment, we will revise future filings to clarify that Segment Margin is a non-GAAP measure for which the most directly comparable GAAP measure is Segment Adjusted EBITDA, and that a reconciliation is included in the operating results table for each reportable segment.

Statement of Cash Flows, page F-9

3.	We note your disclosure of restricted funds on pages F-18 and F-21. Please tell us your consideration of the guidance in ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash.

Response: We acknowledge the Staff’s comment and note that the restricted funds referenced in the comment are predominantly financial instruments other than cash or cash equivalents. Such restricted funds include assets held by our captive insurance companies, as well as assets that are legally restricted for the purpose of settling asset retirement obligations. While the restricted funds may include cash or cash equivalents from time to time, such cash and cash equivalent balances and related cash transactions have historically been immaterial. Going forward, we will continue to consider the guidance in ASU 2016-18, as it applies to our restricted cash and cash equivalents. In addition, we will clarify in future filings whether our restricted funds include any material amounts of cash and cash equivalents.
*****
Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Thomas E. Long
Thomas E. Long
Chief Financial Officer
(214) 981-0700

Cc:    Tyler Jones, Grant Thornton LLP